Exhibit 99.1

Apollo Endosurgery and Lpath Sign Merger Agreement

Merger to create NASDAQ-listed medical device company focused on developing and commercializing minimally-invasive interventional treatments for Obesity

AUSTIN, Texas and SAN DIEGO, California,  September 8, 2016 — Lpath, Inc. (Nasdaq: LPTN) and Apollo Endosurgery, Inc. today announced that they have entered into a definitive merger agreement under which the security holders of Apollo would become the majority owners of Lpath. Under terms of the agreement, Lpath will issue new shares of its common stock or rights to acquire its common stock to Apollo security holders.  The Apollo security holders are expected to own approximately 95.8 percent of the combined company and the Lpath security holders are expected to own approximately 4.2 percent of the combined company,   subject to adjustments as described in the merger agreement.

Concurrent with the closing of the merger, Apollo’s major investors have committed to invest approximately $29 million of new equity in the combined company, which will form part of the Apollo 95.8 percent ownership. The major investors include affiliates of PTV Healthcare Capital, H.I.G. BioHealth Partners, Remeditex Ventures, Novo A/S, and CPMG Inc.  As of June 30, 2016 Apollo’s cash was approximately $11.6 million and long term debt was approximately $50 million.  Apollo’s consolidated revenue for the calendar year ended December 31, 2015 was approximately $68 million.

The boards of directors of both Lpath and Apollo have unanimously approved the transaction, which is subject to customary closing conditions, including approval by the stockholders of each of Lpath and Apollo.  The merger agreement contains certain termination rights for both Lpath and Apollo.

The transaction is expected to close during the fourth quarter of 2016.  Upon closing of the transaction Lpath will be renamed Apollo Endosurgery, Inc. and the combined company intends to apply for listing on The NASDAQ Global Market under a new trading symbol.

Todd Newton, chief executive officer of Apollo, said, “Executing this transaction with Lpath is an expedient way to introduce our company to the public market.    With the additional equity support we will receive from Apollo’s major investors as part of this transaction, we will have the resources to meet our near-term business needs.”

Gary Atkinson, Lpath’s chief executive officer added, “Following an extensive and thorough review of strategic alternatives, we have chosen to merge with Apollo because we believe the transaction provides Lpath stockholders with an attractive opportunity for value appreciation.”

Piper Jaffray & Co. is the exclusive financial advisor for Apollo in this transaction and Cooley LLP is Apollo’s legal counsel.  Lpath’s exclusive financial advisor in the transaction is Torreya Partners LLC and Lpath’s legal counsel is Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

Management and Organization

The directors and executive officers of Lpath will resign from their positions with Lpath upon the closing of the proposed merger, and the combined company will be under the leadership of Apollo’s Newton and its current executive management team.   Following the closing of the proposed merger, the Board of Directors of the combined company is expected to consist of nine members all of whom will be designated by Apollo, including representatives of each of Apollo’s five major investors. Chairman of the Board of the combined company will be Richard J. Meelia, former Chairman and Chief Executive Officer of Covidien Ltd.  The corporate headquarters will be located in Austin, TX.

Conference Call & Webcast

Management of both Apollo and Lpath will host a joint conference call to discuss the transaction on Monday, September 12 at 4:30 p.m. EST. Interested participants and investors may access the conference call by dialing 1-855-239-3117 for domestic callers or 1-412-542-4126 for international callers or 1-855-669-9657 for Canada callers and ask to join the Lpath conference call. The conference call will be webcast live under the investor relations section of the Lpath website at www.Lpath.com and will be archived there for 60 days following the call.

About Apollo

Apollo Endosurgery, Inc. is a medical device company focused on less invasive therapies for the treatment of obesity, a condition facing over 500 million people globally, as well as other gastrointestinal disorders. Our device based therapies are an alternative to invasive surgical procedures, thus lowering complication rates and reducing total healthcare costs.   Apollo’s products are offered in over 80 countries today.  For more information regarding Apollo Endosurgery, go to: www.apolloendo.com.

About Lpath

San Diego-based Lpath, Inc. (NASDAQ: LPTN) discovers and develops therapeutic antibodies that bind and inhibit bioactive lipids that contribute to disease. The company concluded mid-stage clinical development of drug candidates iSONEP™ (sphingomab) in wet age-related macular degeneration and ASONEP™ (anti-S1P antibody for systemic delivery) in renal cell carcinoma in 2015. Lpath demonstrated the safety of Lpathomab™ (antibody against lysophosphatidic acid) in a Phase 1 study and academic, government-funded research continues in traumatic brain injury. Last year the company initiated a corporate reorganization and evaluation of strategic alternatives. For more information, visit www.Lpath.com.

Safe Harbor Statements

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, Lpath and Apollo intend to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. Investors and security holders of Lpath and Apollo are urged to read these materials when they become available because they will contain important information about Lpath, Apollo and the proposed merger. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Lpath with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Lpath by directing a written request to:  Lpath, Inc., 4025 Sorrento Valley Blvd. San Diego, CA 92121, Attention: CEO.  Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Lpath and its directors and executive officers and Apollo and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lpath in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Lpath is also included in Lpath Annual Report on Form 10-K for the year ended December 31, 2015 and the proxy statement for Lpath’s 2016 Annual Meeting of Stockholders. These documents are available free of charge at the SEC web site (www.sec.gov) and from the CEO at Lpath at the address described above.

Forward-Looking Statements

Statements contained in this press release regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the structure, timing and completion of our proposed merger with Apollo; our continued listing on NASDAQ prior to and after the proposed merger; our expectations regarding the capitalization, resources and ownership structure of the combined organization; our expectations regarding the sufficiency of the combined organization’s resources to fund the combined company; the timing and nature of the planned equity investment in connection with the proposed merger; the nature, strategy and focus of the combined organization; the safety, efficacy and commercial potential of any products; the executive officer and board structure of the combined organization; and the expectations regarding voting by Lpath and Apollo stockholders. Lpath and/or Apollo may not actually achieve the proposed merger, or any plans or product development goals in a timely manner, if at all, or otherwise carry out the intentions or meet the expectations or projections disclosed in our forward-looking statements, and you should not place undue reliance on these forward-looking statements. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon Lpath’s and Apollo’s current expectations and involve assumptions that may never materialize or may prove to be incorrect. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of various risks and uncertainties, which include, without limitation, risks and uncertainties associated with stockholder approval of and the ability to consummate the proposed merger through the process being conducted by Lpath and Apollo, the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the availability of sufficient resources for combined company operations and to conduct or continue planned product development programs, the ability to successfully develop any of Apollo’s products, the ability to successfully sell products and increase market share, and the risks associated with the process of developing, obtain regulatory approval for and commercializing surgical products that are safe and effective for use in human surgical procedures. Risks and uncertainties facing Lpath are described more fully in Lpath’s periodic reports filed with the Securities and Exchange Commission. All forward-looking statements contained in this press release speak only as of the date on which they were made.  Lpath undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

APOLLO ENDOSURGERY CONTACT:

Stefanie Cavanaugh

Chief Financial Officer
Apollo Endosurgery, Inc.
Phone: 512-279-5100
Email: investor-relations@apolloendo.com

LPATH CONTACT:

Gary Atkinson
Chief Executive Officer
Lpath, Inc.
858-926-3202
gatkinson@lpath.com